UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16441

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.
1220 Augusta Drive, Suite 600
Houston, Texas 77057-2261
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2017 AND 2016	2
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016	3
NOTES TO FINANCIAL STATEMENTS	4
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	10
Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Crown Castle International Corp. 401(k) Plan
Canonsburg, Pennsylvania
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Crown Castle International Corp. 401(k) Plan (the "Plan") as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Pittsburgh, PA
June 22, 2018
We have served as the Plan’s auditor since 2014.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	2017	2016
Investments, at fair value (notes 3 and 4)	$423,435,084	$281,313,648
Receivables:
Employer cash contributions	8,248,361	6,138,038
Employer securities contributions	16,035,111	9,746,215
Notes receivable from participants	7,811,744	4,864,659
Total receivables	32,095,216	20,748,912
Net assets available for benefits	$455,530,300	$302,062,560

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$50,062,352	$12,786,101
Dividends and interest	14,671,281	5,611,118
Total investment income (loss)	64,733,633	18,397,219
Contributions:
Employer cash contributions	17,116,061	12,952,986
Employer securities contributions	16,035,111	9,746,215
Participant contributions	25,211,835	19,072,253
Rollover contributions	52,480,916	3,044,315
Total contributions	110,843,923	44,815,769
Total additions (deductions)	175,577,556	63,212,988
Deductions from net assets attributed to:
Benefits paid to participants	21,873,310	9,118,964
Administrative expenses	236,506	245,984
Total deductions	22,109,816	9,364,948
Net increase (decrease) before transfers	153,467,740	53,848,040
Transfers in from Quanta Plan (note 1)	—	28,482
Net increase (decrease)	153,467,740	53,876,522
Net assets available for benefits:
Beginning of year	302,062,560	248,186,038
End of year	$455,530,300	$302,062,560

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

1.	Plan Description
The following description of the Crown Castle International Corp. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (the "Company" or "CCIC"). The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is the recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians. The Company is the plan administrator for the Plan. The Plan was established on May 1, 1999, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b)	Contributions
Employees are eligible for participation in the Plan immediately upon employment and once they are twenty-one years of age. Participants may contribute any percentage of their eligible compensation up to and including any percentage that allows the participant to reach the section 401(k) contribution limit of $18,000 in both 2017 and 2016 for participants under age 50. Participants who are age 50 and older can contribute up to an additional $6,000 for a total of $24,000 in both 2017 and 2016. Effective December 1, 2017, the Plan began allowing, in addition to pre-tax employee contributions, Roth employee contributions. Employee contributions are made through compensation deferral arrangements and are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees who have not submitted an election to participate or not participate in the Plan are automatically enrolled in the Plan at a deferral rate of 3% and their pre-tax contributions invested in a designated target date fund until changed by the participant. The deferral rate for participants who are auto-enrolled increases by 1% each year until it reaches a maximum contribution of 10%, unless otherwise directed by the participant. A registered investment adviser is engaged to assist in monitoring the core investment options offered by the Plan (excluding the participant directed brokerage account investments). Additionally, effective as of January 19, 2018, an independent fiduciary has been engaged to manage the CCIC Unitized Common Stock Trust Fund included in the Plan. As of December 31, 2017, the Plan offered 13 mutual funds, seven common collective funds, a money market fund and a participant directed brokerage account as investment options. Participants own shares of mutual funds, common stock, money market funds and unit investment trusts through the participant directed brokerage account.
The Company matches and contributes in cash 100% of the first 3% of compensation that a participant contributes to the Plan. In addition, discretionary amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.
The discretionary contributions for 2017 consisted of:

•	A cash contribution on February 27, 2018 equal to 100% of the second 3% of compensation that participants contributed to the Plan.

•
A contribution of Company common stock equal to approximately 4% of each employee's annualized base salary as of December 31, 2017. On March 12, 2018, the contribution totaled 142,274 shares of Company common stock, with a total market price of approximately $15,793,806 based on the closing price per share of Company common stock as of December 31, 2017.

•
In accordance with the terms of the Company's Extended Service Separation Program, a contribution on March 14, 2018 of 2,174 shares of Company common stock, with a total market price of approximately $241,305 based on the closing price per share of Company common stock as of December 31, 2017.

The discretionary contributions for 2016 consisted of:

•	A cash contribution on March 2, 2017 equal to 100% of the second 3% of compensation that participants contributed to the Plan.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

•
A contribution of Company common stock equal to approximately 4% of each employee's annualized base salary as of December 31, 2016. On March 15, 2017, the contribution totaled 111,660 shares of Company common stock, with a total market price of approximately $9,688,664 based on the closing price per share of Company common stock as of December 31, 2016.

•
In accordance with the terms of the Company's Extended Service Separation Program, a contribution on March 20, 2017 of 664 shares of Company common stock, with a total market price of approximately $57,551 based on the closing price per share of Company common stock as of December 31, 2016.

After their respective contributions into the Plan, the contributions in the form of Company common stock were then allocated to participants in units of the CCIC Unitized Common Stock Trust Fund. The employer securities contributions vest in the same manner as the Company's standard and annual discretionary cash matches. See "Vesting" below. Participants are generally able to sell such units and reinvest the proceeds into other Plan investment options at any time, even to the extent such amounts are unvested.
The Company's discretionary contributions were $24,283,472 (net of $74,670 of forfeitures) and $15,507,566 (net of $177,852 of forfeitures) for the years ended December 31, 2017 and 2016, respectively.
During 2017, the Company acquired (1) FPL FiberNet Holdings, LLC and certain other subsidiaries of NextEra Energy, Inc., (2) Wilcon Holdings LLC and (3) LTS Group Holdings LLC (collectively, "2017 Acquisitions"), and hired former employees from these acquired entities. Such employees had the option, but not the obligation, to roll over assets from the retirement plans sponsored by their previous employer. To the extent such rollovers into the Plan occurred, they were recognized as "rollover contributions" on the statement of changes in net assets available for benefits for the year ended December 31, 2017.
During 2015, the Company acquired Quanta Fiber Networks, Inc. ("Sunesys"), a wholly owned subsidiary of Quanta Services, Inc. Employees of Sunesys previously participated in the Quanta Services, Inc. 401(k) Savings Plan ("Quanta Plan"). In January 2016, $28,482, representing Quanta Plan holdings of former Sunesys employees hired by the Company, was transferred from the Quanta Plan into the Plan.

(c)	Participant Accounts
Participant accounts are maintained at fair value. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's matching and discretionary contributions and (2) Plan earnings and losses. The participant is entitled to the benefit that can be derived from the participant's vested account.

(d)	Vesting
Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts is generally based on years of service. A participant is 33% vested after one year of credited service, 67% vested after two years of credited service, and 100% vested after three years of credited service. A participant automatically vests in any unvested accounts upon attainment of age 65, upon retirement due to disability, upon death and upon termination of the Plan.

(e)	Notes Receivable From Participants
Participants are permitted to borrow from their account a minimum of $1,000 up to a maximum of 50% of the vested balance or $50,000, whichever is less. The notes are secured by the balance in the participant's account and bear interest at a fixed rate of prime plus 1%. As of December 31, 2017, the interest rate on the notes receivable from participants ranged from 3.25% to 5.50%. The Plan recognized interest income on notes receivable from participants of $230,046 and $169,806 for the years ended December 31, 2017 and 2016, respectively, which was recognized as "dividends and interest" on the statement of changes in net assets available for benefits. All notes are subject to specific repayment terms and generally must be repaid within a five-year period. Each participant is permitted one note at a time. No allowance for credit losses was recorded as of December 31, 2017 and 2016.
In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% tax on their taxable withdrawal if it occurs prior to age 59 1/2.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

(f)	Payment of Benefits
Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59 1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or roll over the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan.

(g)	Forfeitures
Company contributions and earnings (losses) thereon that have not become vested and have been forfeited by participants in accordance with the applicable provisions of the Plan are applied against the Company's contributions to the Plan and may be applied to reduce the administrative expenses of the Plan. The Plan anticipates utilizing participant forfeitures to reduce any annual discretionary contribution (see note 1(b)) and reduce administrative expenses of the Plan. Amounts forfeited were $229,036 and $325,404 during the years ended December 31, 2017 and 2016, respectively. During the years ended December 31, 2017 and 2016, $154,965 and $175,218, respectively, of participant forfeitures were applied against administrative expenses of the Plan. There were no forfeited amounts unallocated to participants as of December 31, 2017 and 2016.

(h)	Administration Expenses
Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets as incurred. The Plan permits the application of forfeited assets to pay administrative expenses. All revenue sharing amounts received from certain Plan investment funds are redirected back to participant accounts on a quarterly basis, rather than being used to pay administrative expenses.

(i)	Termination of Plan
In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the plan administrator may determine.

(j)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. For example, as of December 31, 2017, approximately 14% of the Plan's net assets were in the CCIC Unitized Common Stock Trust Fund, which predominately consists of the common stock of the Company. See note 4.
In April 2017, the Company received an approved compliance statement from the Internal Revenue Service ("IRS") related to the Voluntary Correction Program ("VCP") submission, which the Company had filed with the IRS on behalf of the Plan in April 2016 and which VCP submission primarily related to the calculation of the employer matching contribution. In approving the compliance statement, the IRS accepted the amendments to the Plan that the Company had proposed in the VCP submission. The Company has taken the actions described in the compliance statement and adopted such amendments to the Plan.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis. Accounts of participants who have elected to withdraw from the Plan, but to whom disbursements of funds from the Plan have not been made, are included as a component of net assets available for benefits.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

(b)	Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(c)	Investment Income
Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investments and Fair Value Measurements
The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value, in accordance with applicable accounting guidance (see note 4).
The following is a description of the levels of the fair value hierarchy:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, as well as inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 inputs are unobservable inputs and are not corroborated by market data.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

•	Money market funds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year.

•
Mutual funds and unit investment trusts: Valued at the net asset value ("NAV") of shares held by the Plan at year-end based on quoted market price on active markets on the last business day of the Plan year.

•
CCIC Unitized Common Stock Trust Fund: Valued based on the current market value of the underlying assets of the fund. These assets include cash equivalents as well as shares of Company common stock, which are valued at the closing price as reported by the New York Stock Exchange on the last business day of the Plan year. The CCIC Unitized Common Stock Trust Fund has daily redemptions and one day trading terms. The CCIC Unitized Common Stock Trust Fund had no unfunded commitments at December 31, 2017.

•
Common Collective Funds: Valued at the NAV, as a practical expedient, of the respective common collective funds on the last business day of the Plan year based on audited financial statements. The common collective funds have daily redemptions and one day trading terms. The common collective funds had no unfunded commitments at December 31, 2017.

The preceding described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of securities are accounted for on a settlement-date basis. The difference between recording transactions on a trade date and a settlement date was not significant to the Plan's financial statements.
In accordance with the policy of stating investments at fair value, unrealized appreciation or depreciation on investments are reflected within investment income (loss) in the statement of changes in net assets available for benefits for the years ended December 31, 2017 and 2016.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

(e)	Contributions
Participant contributions are recorded as they are withheld from the participant's compensation.

(f)	Distributions to Participants
Distributions to participants are recorded when paid by the Plan.

(g)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest (see note 1(e)).

3.	Investment Options
The following were the investment options as of December 31, 2017:

•	Artisan International Institutional Fund	•	Schwab Managed Retirement Trust 2020 CL IV
•	DFA Global Real Estate Securities Portfolio Fund	•	Schwab Managed Retirement Trust 2030 CL IV
•	DFA One Year Fixed Income Fund	•	Schwab Managed Retirement Trust 2040 CL IV
•	Invesco Growth and Income R5 Fund	•	Schwab Managed Retirement Trust 2050 CL IV
•	JPMorgan Core Bond R6 Fund	•	Schwab Managed Retirement Trust 2060 CL IV
•	Lazard Global Listed Infrastructure Institutional Fund	•	Schwab Managed Retirement Trust Income CL IV
•	Northern Small Cap Value Fund	•	Schwab U.S. Treasury Money Market Fund
•	Personal Choice Retirement Account	•	T. Rowe Price Growth Stock Fund
•	PIMCO High Yield Institutional Fund	•	Vanguard Explorer Admiral Shares Fund
•	Schwab 1000 Index Fund	•	Vanguard Inflation-Protected Admiral Securities Fund
•	Schwab Managed Retirement Trust 2010 CL IV	•	Vanguard Mid-Cap Index Institutional Fund

4.	Fair Values
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2017 and 2016.

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$207,390,024	$—	$—	$207,390,024
Participant directed brokerage account	16,779,457	—	—	16,779,457
CCIC Unitized Common Stock Trust Fund	—	65,544,924	—	65,544,924
Money market fund	—	5,577,372	—	5,577,372
Common collective funds(a)(b)	—	—	—	128,143,307
Total	$224,169,481	$71,122,296	$—	$423,435,084

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$154,488,347	$—	$—	$154,488,347
Participant directed brokerage account	12,246,926	—	—	12,246,926
CCIC Unitized Common Stock Trust Fund	—	47,082,644	—	47,082,644
Money market fund	—	5,376,964	—	5,376,964
Common collective funds(a)(b)	—	—	—	62,118,767
Total	$166,735,273	$52,459,608	$—	$281,313,648

(a)	Primarily invested in a mix of equities and bonds based on target retirement year.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

(b)
In accordance with the Financial Accounting Standards Board ("FASB") guidance on fair value, investments that are measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. Prior year amounts have been reclassified to conform to the current year presentation. The fair value of such investments are presented in this table to allow reconciliation to the statement of net assets available for benefits.

There were no transfers between Levels 1 and 2 in the periods presented.

5.	Federal Income Tax
The plan administrator has adopted an IRS pre-approved prototype plan of Schwab Retirement Plan Services, Inc. On June 19, 2014, Schwab Retirement Plan Services, Inc. obtained a letter in which the IRS stated its opinion that the form of the pre-approved prototype plan of Schwab Retirement Plan Services, Inc. is acceptable under Section 401 of the Internal Revenue Code ("IRC") for use by employers for the benefit of their employees.  Therefore, no provision for income taxes has been included in the Plan’s financial statements. See note 7.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

6.	Party-In-Interest Transactions
Certain Plan investments are funds managed by The Charles Schwab Trust Company. As of December 31, 2017, there were nine such funds as plan investment options. The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.
The CCIC Unitized Common Stock Trust Fund held 568,986 shares and 524,168 shares of the Company's common stock as of December 31, 2017 and 2016, respectively. Purchases of units of the CCIC Unitized Common Stock Trust Fund, inclusive of the employer securities contributions, totaled $12,935,354 and $15,075,226 for the years ended December 31, 2017 and 2016, respectively. Sales of units of the CCIC Unitized Common Stock Trust Fund totaled $11,714,562 and $7,544,433 for the years ended December 31, 2017 and 2016, respectively. In addition, there were 4,274 and 8,242 shares of Company common stock held in the participant directed brokerage account worth approximately $474,477 and $715,141 as of December 31, 2017 and 2016, respectively. Effective May 1, 2017, participants were no longer permitted to direct future participant and employer cash contributions or transfers into the CCIC Unitized Common Stock Trust Fund or into shares of Company common stock in the participant directed brokerage account.
Notes receivable from participants totaled $7,811,744 and $4,864,659 as of December 31, 2017 and 2016, respectively, representing borrowings by the participants from their individual participant accounts.
See Schedule H, Line 4i - Schedule of Assets for additional information on party-in-interest Plan investments.

7.	Subsequent Events
In January 2018, the Plan was amended and restated in the form of an IRS pre-approved volume submitter plan ("A&R Plan"), which replaced the previously adopted pre-approved prototype plan. The A&R Plan incorporated certain changes, including an amendment to increase the initial deferral rate pursuant to the auto-enrollment provision from 3% to 6%. See note 1(b) for a discussion of the auto-enrollment provision within the Plan as of December 31, 2017. Schwab Retirement Plan Services, Inc. had previously obtained a letter on April 22, 2016, in which the IRS stated its opinion that the form of the A&R Plan of Schwab Retirement Plan Services, Inc. is acceptable under Section 401 of the IRC for use by employers for the benefit of their employees.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

EIN: 76-0470458
Plan Number: 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	Mutual Funds:
	Artisan International Institutional Fund	Registered Investment Company	$21,713,067
	DFA Global Real Estate Securities Portfolio	Registered Investment Company	3,468,312
	DFA One Year Fixed Income Fund	Registered Investment Company	910,630
	Invesco Growth and Income R5 Fund	Registered Investment Company	20,545,060
	JPMorgan Core Bond R6 Fund	Registered Investment Company	11,441,747
	Lazard Global Listed Infrastructure Institutional Fund	Registered Investment Company	4,292,230
	Northern Small Cap Value Fund	Registered Investment Company	9,258,227
	PIMCO High Yield Institutional Fund	Registered Investment Company	5,846,707
*	Schwab 1000 Index Fund	Registered Investment Company	35,441,517
	T. Rowe Price Growth Stock Fund	Registered Investment Company	45,894,456
	Vanguard Explorer Admiral Shares Fund	Registered Investment Company	20,684,117
	Vanguard Inflation-Protected Admiral Securities Fund	Registered Investment Company	3,823,832
	Vanguard Mid-Cap Index Institutional Fund	Registered Investment Company	24,070,122
	Total Mutual Funds		207,390,024
	Money Market Fund:
*	Schwab U.S. Treasury Money Market Fund	Money Market Fund	5,577,372
	Total Money Market Funds		5,577,372
	Common Collective Funds:
*	Schwab Managed Retirement Trust 2010 CL IV	Common Collective Funds	2,445,303
*	Schwab Managed Retirement Trust 2020 CL IV	Common Collective Funds	14,399,414
*	Schwab Managed Retirement Trust 2030 CL IV	Common Collective Funds	38,095,907
*	Schwab Managed Retirement Trust 2040 CL IV	Common Collective Funds	48,531,014
*	Schwab Managed Retirement Trust 2050 CL IV	Common Collective Funds	23,098,389
*	Schwab Managed Retirement Trust 2060 CL IV	Common Collective Funds	697,646
*	Schwab Managed Retirement Trust Income CL IV	Common Collective Funds	875,634
	Total Common Collective Funds		128,143,307
	Participant Directed Brokerage Account:
	Personal Choice Retirement Account	Self- Directed Brokerage Account	16,779,457
	Unitized Common Stock Trust Fund:
*	CCIC Unitized Common Stock Trust Fund	Employer Securities	65,544,924
	Notes receivable from participants:
*	Participant Loans	718 participant loans with various rates of interest from 3.25% to 5.50% and various maturity dates through June 2030	7,811,744
			$431,246,828
*Party-in interest
All investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE
 Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN
(Name of Plan)

By:	/s/ ROBERT S. COLLINS
Robert S. Collins
Vice President and Controller (Principal Accounting Officer)

Date: June 22, 2018